Exhibit 99.1

Foresight CEO Letter to Shareholders

September 20, 2021

Dear Shareholders,

When we founded Foresight in 2015, we anticipated that autonomous and semi-autonomous vehicles would one day become the dominant modes of transportation on the world’s roads and railways. The development of these technologies is now reaching a crucial tipping point, as advances in 5G connectivity and edge computing will lead to groundbreaking achievements for autonomous vehicles. We believe that autonomous and semi-autonomous modes of transportation will be ubiquitous within the next five years.

Our Innovation

Foresight’s solutions ensure that specific autonomous and semi-autonomous modes of transportation — including automobiles, trains, and drones — have the ability to detect and classify any prospective dangers on the path ahead. These systems help to ensure safe passage not only for the vehicle itself, but also for those in the area surrounding the vehicle. As autonomous and semi-autonomous modes of transportation become part of our everyday lives, their adoption will depend on public trust in their safety and reliability. I believe Foresight’s solutions are an essential component in delivering that trust.

Our Sales Cycle

Just as the public is still coming to understand the potential value of autonomous transportation, the world’s leading manufacturers are still studying the many components and technologies which will comprise the autonomous vehicles of the future. In our current sales cycle, we are demonstrating to those vehicle manufacturers that Foresight’s QuadSight® vision system represents the gold standard for stereo vision systems in the autonomous and semi-autonomous markets. As the need for advanced technological solutions becomes more and more imperative, these decisions are not taken lightly by vehicle manufacturers, and the process of demonstrating the superiority of our technology will take place as the market continues to evolve over the next months and years. The ongoing results inspire our confidence and indicate to us that we are getting closer to wider adoption and are well positioned to address the market’s needs. We continue to generate interest from vehicle manufacturers in the United States, China, Europe and Asia, that order our prototype system for evaluation and testing. Additionally, the satisfying progress with Elbit Systems, our partner in the defense market, demonstrates that the promise of our technology extends beyond passenger vehicles to include the massive markets for defense and industrial vehicles.

Most vehicle manufacturers are currently evaluating and choosing the technologies that will be used in their new vehicles. The next step will be mass production of such technologies. Based on the competitive advantages of our product, we are confident that Foresight will play a vital role in the mass production of many leading mobility solutions. Our visible-light and thermal infrared cameras can be mounted anywhere on a vehicle, with auto-calibration allowing unparalleled modularity for vehicle designers and manufacturers. This key innovation enables our solution to cover longer distances with higher accuracy, reducing the time needed for an autonomous vehicle to process and react to a potentially dangerous situation. Our thermal infrared cameras, provided by global leader FLIR Systems (acquired by Teledyne Technologies (NYSE: TDY, market cap: $19.7B), allow our vision system to operate seamlessly in harsh weather and lighting conditions. We believe that Foresight’s QuadSight vision system is essential for manufacturers who aim to design the safest autonomous transport experience, and we are confident that this will lead to future commercial agreements and rapid growth.

Latest Achievements

During the last quarter, Foresight saw multiple promising developments that we believe point to a bright future:

●	In August, Foresight successfully completed the first milestone of a paid proof-of-concept (POC) project with a leading European vehicle manufacturer
●	We also began a POC project with a Chinese vehicle manufacturer
●	We added a significant new vertical, announcing a POC project to integrate Foresight’s technology in the autonomous drones of Wonder Robotics
●	We received notice of U.S. patent allowance for an all-weather and lighting conditions vision system
●	Eye-Net Mobile, a wholly owned subsidiary of Foresight, announced pilot projects with several multinational Japanese companies
●	A pilot project with V-tron, an innovative Dutch company focusing on safety measures for European vehicles, was also announced for Eye-Net Mobile

Going Forward

Our main goals are to establish a worldwide network of partners and increase awareness for our solutions. We are extremely pleased with our accomplishments to date and our ability to reach key industry players in the market with our attractive offering. We have received positive feedback from our partners that is being used to enrich our knowledge center and contribute to our future developments, allowing us to offer our customers a unique solution.

It is important to note that Foresight’s long-term potential is also appreciated by other stakeholders. We have recently seen institutional investors take new positions in Foresight in the open market, demonstrating that other experts are connecting the superiority of our technology with the impressive market opportunity. Foresight’s management team is extremely excited about the near future for our company, and we expect to create exceptional value for shareholders as the world transitions to autonomous and semi-autonomous transportation and the mobility world continues to evolve and require innovation and vision.

I thank you for your support and I look forward to sharing more exciting developments in the near future.

Sincerely,

Haim Siboni

CEO & Chairman, Foresight Autonomous Holdings

Forward-Looking Statements

This letter to shareholders contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this letter to shareholders when it discusses its outlook on the future of autonomous and semi-autonomous modes of transportation, that the ongoing results of communications with vehicle manufacturers inspire confidence and indicate that we are getting closer to wider adoption and are well positioned to address the market’s needs, its confidence that it will play a vital role in the mass production of many leading mobility solutions, that its QuadSight vision system is essential for manufacturers who aim to design the safest autonomous transport experience, and its confidence that this will lead to future commercial agreements and rapid growth and that it expects to create exceptional value for shareholders as the world transitions to autonomous and semi-autonomous transportation. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this letter to shareholders. The forward-looking statements contained or implied in this letter to shareholders are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this letter to shareholders.